March 25, 2020

Philip Jiaqi Kuai
Chief Executive Officer
Dada Nexus Limited
22/F, Oriental Fisherman's Wharf
No.1088 Yangshupu Road
Yangpu District, Shanghai
People's Republic of China

       Re: Dada Nexus Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 13, 2020
           CIK No. 0001793862

Dear Mr. Kuai:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Financial Statements
Subsequent Event, page F-50

1. Regarding the restricted share units and options to purchase ordinary shares granted in
       2020, please disclose the per share/per unit fair value and the total amount of compensation that will be recognized in connection with these issuances. Also update the share-based compensation disclosure on page 105 related to options and unvested restricted share units to reflect these issuances.
 Philip Jiaqi Kuai
Dada Nexus Limited
March 25, 2020
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNamePhilip Jiaqi Kuai
                                                          Division of
Corporation Finance
Comapany NameDada Nexus Limited
                                                          Office of Technology
March 25, 2020 Page 2
cc:       Z. Julie Gao, Esq.
FirstName LastName